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                                                            OMB APPROVAL
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------                                              OMB Number:   3235-0287
FORM 4                                              Expires:  September 30, 1998
------                                              Estimated average burden
                                                    hours per response .... 0.5
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                             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4           Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations        Public Utility Holding Company Act of 1935
    may continue. See            or Section 30(f) of the Investment Company
    Instruction 1(b).                          Act of 1940

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 1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s) to
  DuGan           Gordon           F.           W.P. Carey & Co. LLC ("WPC")                  Issuer (Check all applicable)
---------------------------------------------------------------------------------------------  x   Director         10% Owner
  (Last)          (First)          (Middle)  3. IRS or Social Security  4. Statement for      ----              ---
                                                Number of Reporting        Month/Year          x   Officer (give    Other (Specify
  176 E. 77th St.  # 17J                        Person (Voluntary)           7/00             ----        title ---       below)
---------------------------------------------                             -------------------             below) President
                 (Street)                                               5. If Amendment,    7. Individual or Joint/Group Filing
                                                                           Date of Original          (Check Applicable Line)
  New York          NY              10021                                  (Month/Year)         X
---------------------------------------------                                                  ---- Form filed by One Reporting
 (City)           (State)           (Zip)                                                           Person
                                                                                               ---- Form filed by More than One
                                                                                                    Reporting Person
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                                               TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Trans-    4. Securities Acquired (A)  5.  Amount of      6. Owner-     7. Nature of
  (Instr. 3)                       action      action       or Disposed of (D)           Securities        ship          Indirect
                                   Date        Code         (Instr. 3, 4 and 5)          Beneficially      Form:         Beneficial
                                               (Instr. 8)                                Owned at          Direct        Owner-
                                  (Month/                                                End of Month      (D) or        ship
                                   Day/                                                                    Indirect
                                   Year)  -----------------------------------------      (Instr. 3         (I)
                                                                  (A) or                 and 4)            (Instr. 4)    (Instr. 4)
                                          Code    V      Amount   (D)       Price
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  Listed Shares                  7/24/00   J(1)          66,662     A                    401,586              D
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                                                                                                           (Print or Type Responses)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (7.96)

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FORM 4 (CONTINUED)
 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of      6. Date Exer-    7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative        cisable and      of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities        Expiration       Securities            Deriv-
                             Price of                (Instr. 8)  Acquired (A)      Date             (Instr. 3 and 4)      ative
                             Deri-        (Month/                or Disposed       (Month/Day/                            Secur-
                             vative       Day/                   of (D)            Year)                                  ity
                             Security     Year)                  (Instr. 3,
                                                                 4,and 5)                                                 (Instr. 5)
                                                                                -----------------------------------
                                                                                Date     Expira-          Amount or
                                                    --------------------------  Exer-    tion     Title   Number of
                                                    Code   V    (A)     (D)     cisable  Date             Shares

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Options                     $7.69       6/28/00      A     V    49,844         4/1/01    4/1/09   Listed   49,844
                                                                                                  Shares
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Options                     $7.69       6/28/00      A     V    49,844         4/1/02    4/1/09   Listed   49,844
                                                                                                  Shares
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Options                     $7.69       6/28/00      A     V    49,845         4/1/03    4/1/09   Listed   49,845
                                                                                                  Shares
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
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                             9. Number of           10. Ownership               11. Nature of
                                Derivative              Form of                     Indirect
                                Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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                                                        D
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                                                        D
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                               149,533                  D
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Explanation of Responses:
These shares were aquired as a result of the liquidation and distribution of assets of Carey Management as part of the merger between Carey Diversified and Carey Management.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.     /s/ Gordon DuGan               8/10/00
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date

Note: File three copies of this Form, one of which must be manually signed.
  If space is insufficient, see Instruction 6 for procedure.


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                                                                SEC 1474 (7-98)